Exhibit 5.1

September 24, 2012

Torchmark Corporation

3700 South Stonebridge Drive

McKinney, Texas 75070

Ladies and Gentlemen:

We have acted as special counsel to Torchmark Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offerings, pursuant to the Company’s Registration Statement on Form S-3, File No. 333-182473 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), of:

(i) $300,000,000 aggregate principal amount of the Company’s 3.80% Senior Notes due 2022 (the “Senior Notes”), to be issued under an Indenture, dated as of February 1, 1987, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to Morgan Guaranty Trust Company of New York) (the “Trustee”), as supplemented by that certain Fourth Supplemental Indenture, dated as of September 24, 2012 (the “Fourth Supplemental Indenture”), between the Company and the Trustee (as so supplemented, the “Senior Notes Indenture”), and pursuant to the senior notes prospectus supplement, dated September 17, 2012, to the prospectus, dated June 29, 2012 (together, the “Senior Notes Prospectus”), and the Underwriting Agreement, dated as of September 17, 2012, relating to the Senior Notes (the “Senior Notes Underwriting Agreement”), among the Company and the underwriters named on Schedule A thereto; and

(ii) $125,000,000 aggregate principal amount of the Company’s 5.875% Junior Subordinated Debentures due 2052 (the “Debentures”), to be issued under a Junior Subordinated Indenture, dated as of November 2, 2001, between the Company and the Trustee (as successor trustee to The Bank of New York), as supplemented by that certain First Supplemental Indenture, dated as of September 24, 2012 (the “First Supplemental Indenture”), between the Company and the Trustee (as so supplemented, the “Debentures Indenture”), and pursuant to the junior subordinated debentures prospectus supplement, dated September 17, 2012, to the prospectus, dated June 29, 2012 (together, the “Debentures Prospectus”), and the Underwriting Agreement, dated as of September 17, 2012, relating to the Debentures (the “Debentures Underwriting Agreement”), among the Company and the underwriters named on Schedule A thereto.

This opinion is being furnished to you for filing as Exhibit 5.1 to a Current Report on Form 8-K of the Company to be filed with the Commission on or about the date hereof (the “Current Report”), and for incorporation by reference into the Registration Statement.

Torchmark Corporation

September 24, 2012

In connection with the opinions expressed below, we have reviewed the following documents:

(i) the Registration Statement, including the documents incorporated by reference therein;

(ii) the Senior Notes Prospectus and the Debentures Prospectus in the forms filed with the Commission pursuant to Rule 424(b) under the Securities Act;

(iii) an executed copy of the Senior Notes Indenture;

(iv) an executed copy of the Debentures Indenture;

(v) the global security dated the date hereof evidencing $300 million principal amount of the Senior Notes, as executed by the Company and authenticated by the Trustee;

(vi) the global security dated the date hereof evidencing $125 million principal amount of the Debentures, as executed by the Company and authenticated by the Trustee;

(vii) an executed copy of the Senior Notes Underwriting Agreement;

(viii) an executed copy of the Debentures Underwriting Agreement;

(ix) the Company’s Restated Certificate Incorporation, as certified by the Secretary of State of the State of Delaware;

(x) the Company’s Amended and Restated Bylaws, as certified by the corporate secretary of the Company; and

(xi) certain resolutions of the Board of Directors of the Company and the Pricing Committee of the Board of Directors of the Company relating to the transactions contemplated by the Registration Statement, the Senior Notes Prospectus Supplement, the Debentures Prospectus Supplement, the Senior Notes Indenture, the Debentures Indenture and related matters.

The documents referred to in clauses (iii) through (viii) above are referred to collectively as the “Subject Documents” and each, individually, as a “Subject Document.”

In addition, we have examined and relied upon such other documents, certificates, records and other instruments as we have deemed necessary or appropriate for purposes of the opinions expressed below. In all such examinations and in rendering our opinions, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as conformed, certified, photostatic or reproduced copies and the authenticity of the originals of such latter documents. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into such documents and perform all obligations thereunder and have also assumed the due authorization by all requisite

Torchmark Corporation

September 24, 2012

action, corporate or other, and execution and delivery by such parties of such documents and the validity, binding effect and enforceability thereof on or against such parties. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company, public officials and others.

We have assumed for purposes of our opinions that (a) the Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (b) the Trustee has the requisite power and authority to execute and deliver and to perform its obligations under each of the Senior Notes Indenture, the Debentures Indenture, the Senior Notes and the Debentures; (c) the Trustee has duly authorized, executed and delivered each of the Senior Notes Indenture, the Debentures Indenture, the Senior Notes and the Debentures; (d) each of the Senior Notes Indenture, the Debentures Indenture, the Senior Notes and the Debentures constitutes a legally valid and binding agreement of the Trustee, enforceable against it in accordance with its terms; (e) the Trustee is in compliance, generally and with respect to acting as Trustee under the Senior Notes Indenture and the Debentures Indenture, with all applicable laws and regulations; (f) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence on the part of any party to the Subject Documents with respect to the transactions provided for therein; and (g) there have been no acts or omissions or other course of dealings by, between or among the parties to the Subject Documents that would result in a modification or otherwise impact the enforceability of the Senior Notes Indenture, the Debentures Indenture, the Senior Notes or the Debentures.

For purposes of the opinions expressed below, we have further assumed that neither the execution and delivery by the Company of the Subject Documents nor the performance by the Company of its obligations under the Subject Documents (i) constitutes or will constitute a violation of, or a default under, any lease, indenture, instrument or other agreement (other than the Subject Documents) to which the Company or its property is subject, (ii) contravenes or will contravene any order or decree of any governmental authority to which the Company or its property is subject, or (iii) violates or will violate any law, rule or regulation (other than the Covered Law (as hereinafter defined)) to which the Company or its property is subject.

To the extent the opinions below relate to the enforceability of the choice of New York law and choice of New York forum provisions contained in any Subject Document, our opinions are rendered in reliance upon New York General Obligations Law sections 5-1401 and 5-1402 and Rule 327(b) of New York Civil Practice Law and Rules and are subject to the qualification that such enforceability may be limited by the terms of such sections 5-1401 and 5-1402, as well as by principles of public policy, comity or constitutionality.

Our opinions set forth below are limited to the laws of the State of New York and the General Corporation Law of the State of Delaware that, in our experience, are applicable to the Senior Notes and the Debentures and, to the extent that judicial or regulatory orders or decrees or consents, approvals, licenses, authorizations, validations, filings, recordings or registrations with governmental authorities are relevant, to those required under such laws (all of the foregoing being referred to as “Covered Law”). We do not express any opinion with respect to the law of any jurisdiction other than the Covered Law or as to the effect of any such non-Covered Law on the opinions herein stated, any matter relating to the insurance laws and regulations of any jurisdiction, or the securities or “blue sky” laws of any jurisdiction. The opinions expressed in this opinion letter are strictly limited to the matters stated in this opinion letter, and no other opinions are to be implied.

Torchmark Corporation

September 24, 2012

Based upon the foregoing and subject to the further assumptions, exceptions, qualifications and limitations set forth below, we are of the opinion that:

1. The Senior Notes have been validly issued by the Company and constitute valid, binding and enforceable obligations of the Company, entitled to the benefits of the Senior Notes Indenture; and

2. The Debentures have been validly issued by the Company and constitute valid, binding and enforceable obligations of the Company, entitled to the benefits of the Debentures Indenture.

Insofar as the foregoing opinions relate to the valid existence and good standing of the Company, they are based solely on confirmation from public officials. Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the law of the State of New York or the General Corporation Law of the State of Delaware that in our experience normally would be applicable to general business entities with respect to such agreement or obligation (excluding for such purposes any matter relating to the insurance laws and regulations of each such State)).

Additionally, the above opinions are subject to and qualified by the following exceptions, limitations and qualifications: (i) the effect of applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar laws of general applicability now or hereinafter in effect relating to or affecting creditors’ rights and remedies; (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); (iii) requirements that a claim with respect to the Senior Notes or the Debentures denominated other than in United States dollars (or a judgment denominated other than in United States dollars in respect of such claim) be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law; (iv) governmental authority to limit, delay or prohibit the making of payments outside the United States or in foreign currency or composite currency; (v) the effect of any waiver of stay, extension or usury laws or of unknown future rights; (vi) the unenforceability under certain circumstances of provisions regarding indemnification of, or contribution to, a party with respect to a liability where such indemnification or contribution is contrary to securities laws or public policy; and (vii) the possible unenforceability of provisions requiring indemnification for, or providing exculpation, release or exemption from liability for, action or inaction, to the extent such action or inaction involves negligence or willful misconduct or to the extent otherwise contrary to public policy. The opinions rendered above do not include opinions with respect to (i) whether acceleration of the Senior Notes may affect the collectability of that portion of the stated principal amount thereof that might be determined to constitute unearned interest thereon or (ii) compliance with laws relating to permissible rates of interest.

Torchmark Corporation

September 24, 2012

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Current Report, to the incorporation by reference of this opinion into the Registration Statement, to the reference to our firm in the Senior Notes Prospectus under the caption “Legal Matters,” as counsel for the Company who passed upon the validity of the Senior Notes, and to the reference to our firm in the Debentures Prospectus under the caption “Legal Matters,” as counsel for the Company who passed upon the validity of the Debentures. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. The opinions herein are expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,

/s/ Maynard, Cooper & Gale, P.C.